ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
JOHN CACOMANOLIS, ESQ*	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQ, LLM	WWW.LAWCAST.COM
SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:
Jack A. Fattal, esq.***
Jessica Haggard, esq. ****	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US*****
CRAIG D. LINDER, ESQ******
PETER P. LINDLEY, ESQ, CPA, MBA
john lowy, esq.*******
Jonathan mallin********
STUART REED, ESQ
Harris Tulchin, Esq. *********

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in NY and MI

********licensed in CA and HI (inactive in HI)

May 16, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 108, LLC Offering Statement on Form 1-A Filed February 24, 2022 File No. 024-11812

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 108, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 24, 2022 (the “Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated April 28, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A Filed February 24, 2022

General

1.

Comment: Please explain the organizational structure with respect to the Masterworks employees that are also deemed to be associated persons of Arete RIA, including the compensation structure of such individuals (including whether any component of such compensation is directly or indirectly linked to the sale of Masterwork or other securities) and under what circumstances such individuals will be paid directly or indirectly by Masterworks.

Response: The investment adviser representatives (“Advisory Representatives”) that are dedicated to providing investment advice with respect to art investing and Masterworks’ sponsored securities offerings (“Masterworks Offerings”) each will be associated persons and supervised persons of Arete Wealth Advisors, LLC (“Arete RIA”) within the meaning of Sections 202(a)(17) and 202(a)(25), respectively, of the Investment Advisers Act of 1940 (“Advisers Act”). Accordingly, Arete RIA will be responsible for supervising all investment advisory services conducted by such Advisory Representatives, including their interactions with potential investors in Masterworks Offerings. The Advisory Representatives will also be employees of Masterworks Investor Services, LLC, a wholly owned subsidiary of Masterworks.io, LLC (together with its affiliates, “Masterworks”), from which they will receive a fixed salary and benefits, such as health insurance, in respect of administrative services other than the provision of investment advice.

Arete RIA and Masterworks will enter into an engagement agreement, a copy of which is supplementally provided to the Staff with the submission of this Letter (the “Engagement Agreement”), pursuant to which Masterworks will pay Arete RIA a monthly investment advisory fee equal to a fixed amount for each Advisory Representative. Each Advisory Representative will be assigned to a compensation tier based on his or her level of experience, skills, and other factors. Arete RIA’s advisory fee will be calculated based on the number of Advisory Representatives in each tier, and the amount of the fixed fee will vary by tier. Similarly, the compensation payable by Arete RIA to the individual Advisory Representatives will differ based on his or her compensation tier. None of the compensation described above will be based, directly or indirectly, on sales of securities. It is currently anticipated that Advisory Representatives will receive fixed compensation (i.e., base salary only) in respect of both their advisory activities for Arete RIA and their employment function at Masterworks. In the future Masterworks, together with Arete RIA, may develop a variable compensation program or arrangement that would provide the Advisory Representatives with a bonus opportunity, but any such variable compensation program or arrangement would be subject to the consent and approval of Arete RIA, the parties’ reasonable determination that any such program or arrangement would not be deemed to involve “transaction-based compensation” as such term has been interpreted by the staff of the United States Securities and Exchange Commission (the “SEC”), and appropriate disclosure to investors. In the event any such incentive program is implemented, Arete RIA would still earn fixed compensation only, though it would receive an incremental fixed amount to fund a bonus pool that would be paid out to Advisory Representatives based on achievement of goals and objectives. Lastly, none of such individuals will be entitled to receive any incentive compensation in their capacity as employees of Masterworks.

2.

Comment: Please describe the specific investment advisory services that will be provided by the team of investment adviser representatives who are employees of Masterworks and associated persons of Arete RIA.

Response: Potential investors that are interested in the Masterworks offerings will be required to provide basic information and schedule a telephone call (a “membership interview”) though the Masterworks website. The telephone calls will be conducted by Advisory Representatives. In advance of the call, the Advisory Representative will review the basic information submitted by the potential investor. During the call the Advisory Representative will ask a series of questions to develop an investor profile, including information about the potential investor’s existing portfolio, risk tolerance and objectives, and evaluate whether an investment in Masterworks Offerings is suitable for such person. The Advisory Representative will then determine, based on guidelines approved by Arete RIA, how much money the potential investor should consider investing in Masterworks Offerings, along with advice as to how to allocate those assets to create appropriate levels of diversification and, which of the available Masterworks Offerings the potential investor should consider. If the potential investor indicates an interest in investing, the Advisory Representative will hand off the call to an associate of Masterworks that is not associated with Arete RIA and such individual will assist the potential investor with the mechanics of making an investment through the Masterworks platform. After the initial investment, investors can simply come back to the platform when and if they desire to make subsequent investments without the need to consult with an Advisory Representative. The advisory relationship will end after the initial call, though Advisory Representatives will generally offer to have one or more follow-up calls if a potential investor has further questions or requires additional information.

3.

Comment: Please tell us how the duty of care owed under the Investment Advisers Act of 1940 is satisfied under this arrangement.

Response: Masterworks has carefully reviewed the comprehensive interpretation (the “Interpretation”) issued by the SEC on June 5, 2019 (SEC Release No. IA-5248) relating to fiduciary duties owed by investment advisers to their clients under the Investment Advisers Act of 1940 (the “Advisers Act”). The Interpretation states that the duty of care includes, without limitation, the duties to (i) provide advice that is in the client’s best interest, (ii) seek best execution; and (iii) act and provide advice and monitoring over the course of the relationship, each of which is discussed below.

Provision of Advice that is in the Client’s Best Interest. As noted in Response to Comment No. 2, Advisory Representatives would review information collected through the Masterworks website in conjunction with information they request during the telephone call to develop an investor profile, assess suitability and make recommendations. Among other things, this telephone call also gives the Advisory Representatives the opportunity to describe the illiquid nature of the investment and the fees that Masterworks earns. If the investor indicates that he or she is comfortable accepting this risk, the Advisory Representative will provide advice on how to obtain diversified exposure to contemporary art at a level that is consistent with such potential investor’s overall investment portfolio and objectives.

Importantly, the Interpretation highlights that the “application of the investment adviser’s fiduciary duty will vary with the scope of the relationship” and “the adviser and its client may shape that relationship by agreement, provided that there is full and fair disclosure and informed consent.” Prior to receiving any investment advice from an Advisory Representative, each potential investor will be required to enter into an Investment Advisory Agreement with Arete RIA (the “Advisory Agreement”), a form of which has been filed as Exhibit 99.1 to Amendment No. 1. The Advisory Agreement contains, among other things, a description of the limited scope and duration of the advisory relationship and the existence of certain conflicts of interest that may exist. Consistent with the Interpretation, the Advisory Agreement does not attempt to negate or diminish liability of Arete RIA for any breach of fiduciary duties owed to the client.

In addition, the Company is cognizant of the fact that the nature of the relationship between Arete RIA and Masterworks, including the dual status of the Advisory Representatives as employees of Masterworks and supervised persons of Arete RIA, may create conflicts of interest that compromise the Advisory Representative’s ability to exercise his or her fiduciary duties with respect to their clients in light of separate duties or obligations owed to their employer. The Company does not believe that is the case and notes that it is relatively common in the broker-dealer context for registered representatives to be associated persons of a firm that is different from his or her employer. Further, there are numerous examples of registered investment advisers providing advice with respect to financial products originated by affiliates of their employer. Masterworks intends to take reasonable steps to ensure that such dual status of the Advisory Representatives does not interfere with duties owed to clients, including by making it clear in the relevant employment agreements that fiduciary duties owed to clients of Arete RIA will take precedence over any express or implied obligation to Masterworks. Consistent with its regulatory obligations, Arete RIA will incorporate similar provisions in its written policies and procedures and will disclose the conflicts of interest associated with the relationship between the parties in its Advisory Agreement and Form ADV.

Seek best execution. This factor does not appear to be relevant because Arete RIA will not select or recommend broker-dealers or otherwise place orders on behalf of its clients. Potential investors will subscribe for interests through the Masterworks platform directly without the involvement of Arete RIA.

Act and provide advice and monitoring over the course of the relationship. As noted in the Advisory Agreement, the advisory relationship is intended to be fully performed during the course of one telephone conversation between the client and the Advisory Representative, though a client may request one or more follow-up conversations. Since the purpose of the advisory relationship is to provide the client with an overall understanding of the benefits of allocating to art as an asset class and creating a diversified portfolio of Masterworks offerings at a specific point in time, it is not contemplated that there will be any ongoing advisory relationship or monitoring.

Given the limited scope and duration of the advisory relationship and the existence of clear disclosure and contractual language defining the contours of the advisory relationship and potential conflicts of interest, the Company is unaware of any reason why Advisory Representatives would not be able to satisfy their fiduciary duty of care owed under the Advisers Act under this arrangement.

4.

Comment: Please explain whether you believe the arrangement with Arete RIA outlined above would cause Masterworks to be required to register as an investment adviser, broker and/or dealer. In your response, please provide detailed legal analysis, including citations to applicable statutes, regulations or other authority.

Response: The Company does not believe that the arrangements between Masterworks and Arete RIA would require Masterworks to register as an investment adviser, broker and/or dealer. Masterworks is not itself engaged in providing investment advisory or brokerage services. Rather, it has contracted with other firms to provide such services.

Investment Adviser Status

Firstly, all investment advisory services will be provided by Arete RIA and Advisory Representatives operating in their capacity as independent contractors of Arete RIA and supervised persons of Arete RIA. This arrangement provides investors with a means to obtain advice from individuals who are trained and regulated in accordance with the Advisers Act and who have deep knowledge and understanding of this somewhat esoteric asset class and investment opportunity due to their sole focus on Masterworks financial products. The Company does not believe that there would be any discernible benefit to investors or additional protections afforded to them under the Advisers Act were Masterworks to become a registered investment adviser. In fact, given Arete RIA’s relative independence from Masterworks, the arrangement can only serve to partially mitigate the inherent conflicts that would exist if Masterworks were in fact acting as the registered investment adviser providing advice on its own financial products.

A person is required to register with the SEC if it falls within the definition of an investment adviser under Section 202(a)(11) of the Advisers Act, unless an exception, exemption or prohibition applies. Section 202(a)(11) generally defines an “investment adviser” as any person who: (1) provides advice, makes recommendations, issues reports, or furnishes analyses on securities, either directly or through publications; (2) receives compensation for these services; and (3) is engaged in the business of providing such services to others. A person or firm must satisfy all three elements to fall within the definition of an investment adviser under Section 202(a)(11) of the Advisers Act.

The question of whether Masterworks is providing advice comes down to whether the nature of the relationship between Masterworks and Arete RIA, including the dual status of the Advisory Representatives as employees of Masterworks and supervised persons of Arete RIA, creates the presumption that the regulated activities of the Advisory Representatives should be attributed to Masterworks or, said differently, whether the Advisory Representative’s activities on behalf of Arete RIA are indistinguishable from their employment status with Masterworks. The Company does not believe that such interpretation is warranted.

The proposed relationship between Masterworks and Arete RIA is an arms’ length relationship between two non-affiliate contracting parties.[1] There is no cross-ownership among Masterworks and Arete RIA and their respective affiliates and no officer, manager, member or director of Masterworks serves in a control relationship with Arete RIA and vice versa. Each of Arete RIA and Masterworks have been in existence prior to forging a relationship in late 2021 and each has significant operations that exist independently of their commercial arrangement. Arete RIA and Masterworks intend to take reasonable steps to ensure that advisory services performed by the Advisory Representative are clearly distinguished from any activities such individuals engage in as employees of Masterworks. These steps will include ensuring that potential investors are clearly informed that when they speak to an Advisory Representative, such Advisory Representative is speaking to them in his/her capacity as an investment adviser and a representative of Arete RIA, though the relevant disclosures will explain that such individual is also employed by Masterworks.[2] Arete RIA will determine the appropriateness of questions asked of clients that form the investor profile, which serves as the basis for the provision of advice and recommendations, and Arete RIA will establish the guidelines for suitability and for the investment advice. Contractually and in practical effect, Arete RIA will have control and oversight over communications between Advisory Representatives and clients and compensation of the Advisory Representatives.

Further, Masterworks is not providing investment advice about the selection or retention of other advisers simply because it has engaged Arete RIA to provide investment advice to potential investors. Although Masterworks collects certain information relating to potential investors when they apply for membership, it does not refer prospective investors to Advisory Representatives on the basis of the investor profile or otherwise make a determination as to whether Arete RIA’s services are appropriate for each particular investor. All investors that request a membership interview will be connected to Arete RIA, subject to certain exceptions for clients that indicate that their amount available to invest is below a certain dollar threshold or those that are resident of certain foreign jurisdictions. We believe this constitutes referral activity and the agreement between Masterworks and Arete RIA includes the relevant provisions to comply with Advisers Act Rule 206(4)-3 (or, after the November 4, 2022 compliance date, Advisers Act Rule 206(4)-1).

1 As the Staff is aware, an affiliate of Arete RIA acts as a best-efforts underwriter of Masterworks offerings.

2 As an aside, we note that while in theory such Advisory Representative could have limited discussions with a potential investor pursuant to Exchange Act Rule 3a4-1 (the so-called “issuer exemption”), to create greater clarity Masterworks and Arete RIA will view any communication between an Advisory Representative and a potential (or actual) investor as falling within the scope of the Arete RIA advisory relationship.

Even if the Staff were to somehow conclude that Masterworks is providing investment advice or recommendations by virtue of the Arete RIA relationship, Masterworks does not receive compensation for providing advice about securities. Quite the contrary, Masterworks is paying the compensation of Arete RIA and therefore insofar as Masterworks is concerned, the provision of investment advice is a “cost”, not compensation. One may argue that Masterworks is deriving an indirect economic benefit related to the investment advisory services performed by Arete RIA because if potential investors are informed about art investing and the Masterworks Offerings, they are more likely to invest, resulting in an economic benefit to Masterworks. However, the economic benefit Masterworks receives relates to services provided in connection with the Masterworks Offerings, not to advice provided to the investors. The receipt of such indirect compensation and related conflicts certainly would need to be disclosed to investors, but it should not lead to the conclusion that Masterworks is providing investment advice, particularly in the absence of the other factors in the Section 202(a)(11) definition of investment adviser.

Finally, Masterworks is not “engaged in the business of” providing investment advice. This element of the definition is construed broadly and includes not only situations in which investment advice is the principal business activity, but also other factors such as whether a firm: (i) holds itself out as an investment adviser or as providing investment advice; (ii) receives separate or additional compensation for providing advice about securities; or (iii) typically provides advice about specific securities or specific categories of securities.

Firstly, this standard suggests that a firm or person would not be deemed to be an investment adviser through activities that are merely incidental or unintentional, since it seems implausible that a firm could unintentionally “for compensation be in the business of providing investment advice …” Notably, Masterworks’ manifest desire to avoid being engaged in the business of providing investment advice and recommendations is clearly evidenced by its desire to enter into a relationship with Arete RIA to provide such services. Masterworks has consistently endeavored to foreclose any suggestion that it is holding itself out as an investment adviser or providing investment advice. In this regard, we note that the Masterworks website contains the following legend (on every page with substantive content): “Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services.” The Company’s Offering Circular (and every other Masterworks Offering Circular) and the Company’s Subscription Agreement (and the subscription agreement for every other Masterworks offering) contains an investor representation acknowledging that neither the Company nor Masterworks is registered as an investment adviser.

In addition, as discussed above, Masterworks is not receiving separate or additional compensation for providing advice about securities. Nor does Masterworks itself provide advice about specific securities or specific categories of securities. Rather, Masterworks has engaged Arete RIA to provide those services.

Broker Status

The Staff’s Comment also requests an analysis of whether the arrangement with Arete RIA would require Masterworks to register as a broker. According to Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “broker” is any person engaged in the business of effecting transactions in securities for the account of others. We understand that the SEC takes an expansive view of the term “effecting securities transactions” and considers most parties participating in key points of the securities investment process to be brokers. Moreover, the SEC has taken the position that the receipt of transaction-based compensation or other compensation that is contingent on the success, amount, or value of a securities transaction is a hallmark of being a broker-dealer. However, neither Masterworks nor the Advisory Representatives receive any transaction-based compensation. Masterworks has established contractual relationships with two broker-dealer firms and to the extent any activities by individuals involved in Masterworks offerings requires registration as a broker-dealer, such as the receipt of transaction-based compensation, such activities are performed by representatives of such broker-dealers. To the extent that Masterworks representatives assist a potential investor with the mechanics of making an investment through the Masterworks platform, such representatives, who are not associated with Arete RIA and are not broker-dealer representatives, offer such services in reliance on the issuer exemption contained in Exchange Act Rule 3a4-1. Securities transactions executed via the Masterworks platform are executed by individual investors, who deposit subscription proceeds directly into an issuer bank account, and subscribe to receive securities directly from the issuer. Any solicitation or advertising activities conducted by Masterworks are done in accordance with Securities Act of 1933, as amended, Rule 255 and Rule 506(c), which permit general solicitation and advertising activities. Further, as noted above, to the extent Masterworks is deemed to be referring potential investors to Arete RIA, it will do so in accordance with Advisers Act Rule 206(4)-3 (or, after the November 4, 2022 compliance date, Advisers Act Rule 206(4)-1). The relationship between Masterworks and Arete RIA does not alter the availability of the applicable exemptions on which Masterworks is relying to issue securities. Accordingly, Masterworks is not a “broker” within the meaning of Section 3(a)(4)(A) of the Exchange Act.

Dealer Status

Finally, the Staff’s Comment also requests an analysis of whether the arrangement with Arete RIA would require Masterworks to register as a dealer. According to Section 3(a)(5)(A) of the Exchange Act, a “dealer” is any person engaged in the business of buying and selling securities for his own account, through a broker or otherwise. Masterworks does not engage in the business of buying and selling securities for its own account and the relationship between Masterworks and Arete RIA does not alter that fact. Accordingly, Masterworks is not a “dealer” within the meaning of Section 3(a)(5)(A) of the Exchange Act.

5.

Comment: We note the Net Annualized Track Record metric you include on the landing page of the Masterworks website reflects Masterworks’ internal estimate of the performance of the overall Masterworks portfolio from September 27, 2019 through December 31, 2021, giving equal weighting to each offering. We also note that the landing page of the Masterworks website has been filed as Exhibit 13.1 to this Form 1-A as solicitation of interest materials under Regulation A. Given that investors in your offerings invest in shares of singular Masterworks entities, please tell us why it is appropriate to include a metric that aggregates all Masterworks entities. In addition, please tell us why it is appropriate to rely on Masterworks’ internal appraisal estimates of its own portfolio. Alternatively, please revise the landing page of the Masterworks website to remove this metric.

Response: Masterworks believes that its track record managing art investments is important for potential investors to understand. Although investors in any particular offering are making an investment in a single entity with a specific painting, Masterworks has found that the vast majority of investors tend to invest in multiple offerings and seek to build a diversified art investment portfolio. Masterworks expects that trend to accelerate with the implementation of the Arete RIA relationship, as Masterworks believes that the Advisory Representatives can amplify the benefits of diversification and provide advice as to how an investor should allocate assets among multiple investments. For these reasons, Masterworks and the Company believe that Masterworks track record is important information for investors. Accordingly, the Company has decided to include performance information in Amendment No. 1 on page 40, along with appropriate disclosures.

Masterworks does believe that it is reasonable to rely on its internal appraisal estimates. Masterworks has developed an extremely active and sophisticated team of experts in Contemporary art and has devoted considerable resources to the development of art-market leading research. The valuation team currently includes three dedicated appraisers, all of whom have deep experience and expertise valuing contemporary artwork and are certified appraisers under the Uniform Standards of Appraisal Practice (USPAP)[3]. All appraisals are performed in conformity with USPAP standards. Prior to finalization, all appraisals are reviewed and must be unanimously approved by an internal three-member art committee chaired by the Head of Acquisitions. Masterworks is endeavoring to establish a relationship with a qualified independent third-party to review its appraisal methodology on an annual or potentially more frequent basis, but no such relationship currently exists.

Although Masterworks has certain inherent conflicts of interest in performing appraisals, such conflicts are fully disclosed and it does not believe these conflicts are so acute as to render the appraisals unreliable. Notably, Masterworks derives no direct financial benefit as a result of its appraisals. In contrast to an asset manager that derives fees based on assets under management, or “AUM”, Masterworks has no such direct economic incentives tied to appraisals. Anecdotally, the Company would note that to date Masterworks has sold three (3) paintings and all were sold at or slightly above their appraised value.

6.

Comment: Please note that we are considering your disclosure regarding certain broker-dealer representatives of the Underwriters that are exclusively dedicated to the sale of Masterworks financial products and may have further comments.

Response: The Company respectfully notes the Staff’s Comment.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 108, LLC
Jennifer L. Klass/Baker & McKenzie LLP

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

3 USPAP is the generally recognized ethical and performance standards for the appraisal profession in the United States. USPAP was adopted by Congress in 1989, and contains standards for all types of appraisal services, including personal property such as fine art.

Privileged & Confidential

Form of RIA Engagement Agreement

Pursuant to this RIA Engagement Agreement (this “Agreement”), dated as of             , 2022, by and between Arete, Inc. (“Parent”) and its affiliate, Arete Wealth Advisors, LLC, (“Arete RIA” and, together with Parent, “Arete”) and Masterworks Investor Services, LLC, and any successor, (“Masterworks” and, together with Arete, the “Parties”) hereby agree as follows:

1.	General. Certain of the Parties and their affiliates are party to a Second Amended and Restated Engagement Agreement (the “BD Engagement Agreement”), dated the date hereof, pursuant to which Arete’s broker-dealer affiliate, Arete Wealth Management, LLC (the “Arete BD”) agreed to act as an underwriter and placement agent for offerings sponsored by Masterworks. Pursuant to this Agreement, Masterworks intends to recruit individuals to provide investment advisory services to clients on behalf of Arete RIA solely with respect to financial products and services offered by Masterworks (each, an “Advisory Representative”). The Advisory Representatives, who will be considered employees of Masterworks and independent contractors of Arete RIA, will operate out of a Masterworks location that will be designated as an Arete RIA office location (“Arete RIA Office”).

2.	Term. Any agreement between Arete and Masterworks will last until terminated (the “Term”) as follows:

(a)	By mutual agreement of the parties;

(b)	By Arete, for any reason upon not less than six (6) months prior notice;

(c)	By Masterworks for any reason upon not less than sixty (60) days prior notice;

(d)	By either party if there is a material default by the other party which remains uncured after thirty (30) days from the date of notice of such default by the other party (or immediately if such default is incapable of being cured);

(e)	By Masterworks pursuant to Section 9 on not less than ten (10) days prior notice.

3.	Role. Arete RIA and the Advisory Representatives will provide investment advice to clients regarding Masterworks’ art securities products. The parties acknowledge that Masterworks may distribute its products through Arete BD pursuant to a separate BD Engagement Letter (the “BD Engagement Letter”). However, the Arete RIA Office will be dedicated exclusively to the Advisory Representatives and will operate independently of any activities conducted by Arete BD or any other intermediary engaged by Masterworks to provide investment advisory, broker-dealer or distribution services. Activities of Advisory Representatives, unless they are dually licensed with the Arete BD, shall be confined to the provision of investment advice in accordance with applicable Federal and State laws, rules, and regulations and, for the avoidance of doubt, neither Arete RIA nor the Advisory Representatives shall participate in the execution of securities transactions.

4.	Expense Reimbursement. Masterworks shall pay for or reimburse Arete for all reasonable expenses incurred by Arete relating to this Agreement for proper supervisory oversight of Advisory Representatives that are not already covered by the fees described in Section 11, including regulatory registration examination fees and any study materials purchased by Arete on behalf of an Advisory Representative; any blue sky state registrations for each Advisory Representative, any additional registration(s), and all renewal fees incurred by Arete as the result of the advisory services provided by the Advisory Representatives; as well as any background check and other similar administrative fees (“Additional Administrative Fees’’). For the avoidance of doubt, only expenses that are incremental to Arete as a result of this Agreement and the services contemplated hereby are eligible for reimbursement and no reimbursement shall be made for any accountable expense allowance that includes payment for general overhead, salaries, supplies, or similar expenses incurred in the normal conduct of Arete’s business. Arete will use reasonable efforts to provide estimates of any such Additional Administrative Fees, orally or in writing, as the case may be prior to incurring such fees and any fees or costs in excess of $1,000 shall be subject to prior approval by Masterworks in writing (which may be in the form of an email).

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5.	Compliance. Each Advisory Representative will be deemed to be a “person associated with” and a “supervised person” of Arete RIA within the meaning of Sections 202(a)(17) and 202(a)(25), respectively, of the Investment Advisers Act of 1940 (“Advisers Act”). Accordingly, Arete RIA will have sole responsibility for supervising the Advisory Representatives with respect to the investment advisory services, and Arete RIA will take appropriate steps, consistent with its supervisory obligations under the Advisers Act to monitor whether the Advisory Representatives are performing their investment advisory services in compliance with applicable Federal and State securities laws, rules and regulations and Arete RIA’s compliance policies and procedures, and Masterworks will cooperate fully with Arete RIA in this regard.

6.	Advisory Representatives. All Advisory Representatives will sign Arete’s standard agreements, with such changes as may be mutually agreed upon by Arete and the Advisory Representative. The terms of those agreements, including any incentive compensation, shall be consistent with the terms set forth in this Agreement and Federal and State securities laws, rules and regulations applicable to investment advisers. The Advisory Representatives will be registered as investment advisory representatives with Arete RIA in such jurisdictions as are required to conduct the advisory services contemplated under this Agreement. The cost of any such registration shall be the responsibility of Masterworks and Masterworks will recruit qualified candidates; provided, however that any offers of employment to persons proposed to be associated with Arete RIA will be conditioned upon and remain subject to pre-approval by Arete RIA and Arete RIA, in its sole and absolute discretion, may decline to accept any proposed candidate for any reason or no reason. In addition, Arete RIA will retain sole and absolute discretion to terminate its association with any Advisory Representative for any reason or suspend the supervised activities of any Advisory Representative for any reason.

7.	Advisory Representative Compensation.

(a)	Based on skills, experience and other factors, the Parties shall mutually agree to classify each Advisory Representative into one of several compensation tiers as set forth on the Master Compensation Schedule (the “MCS”) a form of which is set forth on Appendix I, as amended or revised from time to time by mutual agreement of the Parties (“Tiers”) and the Parties shall periodically evaluate the compensation Tier for each Advisory Representative, but not more frequently than quarterly. Advisory Representatives shall be entitled to receive fixed monthly compensation from Arete RIA in amounts set forth on the MCS for their respective Tiers. The Parties may mutually determine that all Advisory Representatives (or certain Advisory Representatives) shall be eligible to receive incentive or variable compensation (“Variable Compensation”) up to targeted levels based on actual achievement of performance goals, which shall be determined and approved by mutual agreement of the Parties periodically (but not more frequently than semi-annually) for any particular Advisory Representative. Each and every change to the MCS shall be subject to mutual agreement of Arete and Masterworks and no such change shall be effective unless both Parties agree.

(b)	Advisory Representatives may receive fixed salary payments from Masterworks which are separate and apart from this Agreement; provided, however, Masterworks shall not, under any circumstances, pay Variable Compensation to any Advisory Representative unless such payment has been approved in advance by Arete RIA in its sole and absolute discretion. For the avoidance of doubt, no compensation arrangement shall be implemented with respect to Advisory Representatives and no compensation shall be paid to Advisory Representative unless such arrangement or payment has been agreed upon by Arete RIA and Arete RIA may object to any such arrangement or payment in its sole and absolute discretion. In addition, no Variable Compensation arrangement hereunder, if any, shall, in the sole and absolute discretion of Arete RIA, constitute “transaction-based compensation” as such term is interpreted by the SEC.

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8.	Background Checks. Arete reserves the right to interview (which may be done remotely) potential Advisory Representatives and conduct full background checks on all people proposed to be associated with or subject to licensing and registration with Arete RIA, and Arete RIA has the ultimate final decision of whether to license candidates or not. Arete also reserves the right to conduct full background checks on all individuals associated with the Arete RIA Office, even if they do not intend to obtain securities licenses. Arete will conduct background checks on any other persons giving investment advice with respect to Masterworks securities, other than representatives and agents of other broker-dealers (i.e. other than the Arete BD) or registered investment advisers participating in Masterworks’ offerings.

9.	Marketing.

(a)	Arete RIA shall have the sole authority to determine the scope and method of marketing the investment advisory services contemplated under this Agreement to prospective clients. This includes any verbal or written communications by any Advisory Representative, website pages used by Advisory Representatives, and any supplemental materials used by or referred to by Advisory Representative or that mention “Arete RIA” or the investment advisory services to be provided by Arete RIA under this Agreement to the extent Arete RIA determines, in good faith, that any such communications would be deemed to be an advertisement made by Arete RIA pursuant to Advisers Act Rule 206(4)-1 (“Arete Materials”). Arete and Masterworks agree that Arete will not have any legal or contractual right to influence or control issuer communications that do not constitute Arete Materials, although Arete may from time to time review such materials and provide guidance and or suggestions with respect to such issuer materials. In the event the SEC or any other regulator were to determine that Arete is responsible for content other than Arete Materials, the parties would either: (i) mutually cooperate to revise such issuer materials to the satisfaction of Arete; or (ii) Masterworks could determine to unilaterally terminate this Agreement and the relationship contemplated hereby upon ten (10) days prior written notice.

(b)	To the extent required by Advisers Act Rule 206(4)-1, at the time any endorsement (as such term is defined in Advisers Act Rule 206(4)-1(e)(5)) is disseminated, Masterworks will: (A) clearly and prominently disclose that the endorsement is provided by Masterworks, which is not an advisory client of Arete RIA; explain whether cash or non-cash compensation was provided for the endorsement; and provide a brief statement of any material conflicts of interest on the part of Masterworks resulting from Arete RIA’s relationship with Masterworks; (B) describe the material terms of any compensation arrangement, including a description of the compensation provided or to be provided, directly or indirectly, to Masterworks for the referral; and (iii) describe any material conflicts of interest on the part of Masterworks resulting from Masterwork’s relationship with Arete RIA and any compensation arrangement.

10.	Survival. Notwithstanding anything to the contrary, the provisions of this agreement set forth in Section 3 (Non-compete), Section 12 (Confidentiality), Section 13 (Intellectual Property), Section 14 (Customer Data), Section 18 (Mutual Indemnification), Section 20 (Dispute Resolution) and Section 22 (Governing Law) shall survive any termination of this Agreement. Any obligations to pay fee or expenses shall also survive any termination of this Agreement.

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11.	Fees. For the services provided by Arete, during the Term, Masterworks agrees to pay a fixed monthly fee of $833.33 per Advisory Representative, such fee to be prorated for any partial month (the “Supervisory Fee”). Masterworks also agrees to pay monthly Advisory Representative fees based on the methodology and formulas set forth in the MCS as may be revised from time to time by mutual agreement of the Parties (“Representative Fees”). The fixed compensation portion of Representative Fees will be paid by Masterworks semi-monthly and the variable portion, if any, shall be paid with such frequency as the parties shall mutually agree , in each case, in arrears, directly to Advisory Representatives and Arete hereby designates Masterworks as paying agent to make such payments of Representative Fees on its behalf directly to Advisory Representative, based on the MCS for each calendar month during the Term. A revised MCS shall be mutually agreed upon by the Parties each month during the Term no later than the 3rd business day of each calendar month during the Term (or as necessary to reflect engagement or departure of Advisory Representatives). In the event the Parties are unable to agree on any proposed changes, updates or revisions to the MCS for any calendar month, payments of Representative Fees for such month or partial month shall be based on the principles that were in effect during the last prior month on which the payment instructions and the MCS were mutually agreed upon by the Parties.

12.	Confidentiality. The mutual confidentiality agreement date June 29, 2021 by and between the Parties shall continue in full force and effect, provided, however, nothing in such agreement shall be deemed to prevent or restrict Arete from sharing information with FINRA, the SEC or any other Federal or State regulatory agency if it determines in good faith upon advice of counsel that such information is required to be disclosed to such regulatory authority.

13.	Intellectual Property. Arete will provide a royalty free license of its name and logo to Masterworks during the Term, provided that Masterworks shall be required to obtain the prior written consent of Arete before using its name and or logo in any investor materials, public document, website or regulatory filing. Masterworks will provide a royalty free license of its name and logo to Arete during the Term, provided that Arete shall be required to obtain the prior written consent of Masterworks before using its name and or logo in any investor materials, public document, website or regulatory filing.

14.	Customer Data. Masterworks will share customer or investor data with Arete reasonably necessary to satisfy its regulatory record-keeping requirements and supervisory obligations. As a contractual matter between the parties and irrespective of any characterization pursuant to applicable rules, laws or regulations of the SEC or FINRA, the customers of the Arete RIA Office (including investors in Masterworks offerings and persons referred to the Arete RIA Office through www.Masterworks.com but who did not invest in Masterworks offerings, are customers of Masterworks and Arete shall have no right to use customer data for any commercial purposes whatsoever, including soliciting such customers, or disclose customer data to anyone except regulatory authorities who request such information and its employees and agents who need to know such information to carry out the supervisory purposes contemplated by this Agreement.

15.	Representations and Warranties. Each of the parties hereto represents and warrants as of the date hereof and during the Term that:

(a)	It has all necessary power and authority to enter into, execute and deliver this Agreement and to carry out, and perform, its obligations hereunder. The execution and delivery to this Agreement and the performance by it of its obligations hereunder have been duly and validly authorized by all necessary corporate or similar action.

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(b)	It has duly and validly executed and delivered this Agreement, and this Agreement constitute its valid and binding obligation on such part in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, or similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(c)	It is not a party to, bound by, or subject to, any indenture, agreement, instrument, charter or by-law provision, statute, regulation, judgment, or decree which would be violated, contravened, or breached by, or under which a default would occur as a result of, the execution and delivery of this Agreement or the performance of its obligation hereunder. Such execution, delivery and performance does not require any consent, approval, authorization, registration, declaration, filing or recording to be made or obtained on the part of it which has not been so made or obtained.
(d)	During the Term of this Agreement the Parties will not permit agents to market Masterworks securities, provide investment advisory services, or otherwise solicit prospective investors to purchase Masterworks securities (other than in accordance with an applicable exemption under Federal or state securities laws), unless such agents are appropriately registered with Arete or another registered investment adviser or broker-dealer.

16.	Additional Arete Representation. Arete further represents and warrants that it is registered as an investment adviser with the SEC under the Advisers Act. In addition, Arete is, to the best of its knowledge, information, and belief, not the subject of a pending investigation or disciplinary action, and is also not aware of any such investigation or action that is threatened. During the Term of this Agreement, Arete will continue to be duly registered as an investment adviser with the SEC, and will be in substantial compliance with all Federal and State securities laws, rules, and regulations applicable to the performance of the advisory services being offered to clients.

17.	Additional Masterworks Representations.

1.       To the extent that the relationship between the Parties is deemed to constitute an endorsement (as such term is defined in Advisers Act Rule 206(4)-1(e)(5)), Masterworks hereby makes and, with the referral of each prospective investor to an Advisory Representative during the term of this Agreement, Masterworks will be deemed to have repeated the following representations and warranties:

(a)	Neither Masterworks nor any of its general partners, elected managers, officers, directors, or employees is:

(i)	Subject to an SEC opinion or order barring, suspending, or prohibiting them from acting in any capacity under the Federal securities laws (a “Disqualifying Commission Action”); or

(ii)	Within the ten years prior to disseminating any testimonial or endorsement of Arete RIA under this Agreement was: (a) convicted by a court of competent jurisdiction within the United States of any felony or misdemeanor involving conduct described in Advisers Act Sections 203(e)(2)(A)-(D); (b) convicted by a court of competent jurisdiction within the United States of engaging, in any of the conduct specified in paragraphs (1), (5) or (6) of Advisers Act Section 203(e); (c) subject to a final order by any entity described in Advisers Act Section 203(e)(9), or by the U.S. Commodity Futures Trading Commission or a self-regulatory organization (as defined in the Form ADV Glossary of Terms), of the type described in Advisers Act Section 203(e)(9); (d) subject to the entry of an order, judgement or decree described in Advisers Act Section 203(e)(4) by any court of competent jurisdiction within the United States; or (e) subject to an SEC order to cease and desist from committing or causing a violation or future violation of any scienter-based anti-fraud provision of the Federal securities laws or Section 5 of the Securities Act of 1933 (collectively, a “Disqualifying Event”); or

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(iii)	In connection with securities offered in accordance with Rule 506 under the Securities Act, is a person whose involvement would disqualify the offering under Rule 506(d).

(b)	Masterworks will promptly notify Arete RIA in writing if Masterworks or any of its general partners, elected managers, officers, directors, or employees becomes subject to a Disqualifying Commission Action or Disqualifying Event.

18.	No Joint Venture. Either party has any equity ownership stake in the other party or any of its affiliates. This Agreement shall not be considered or construed to be a partnership or joint venture, and neither party shall be liable for any obligations incurred by the other unless specifically authorized in writing by the applicable party.

19.	Notices. All notices, requests and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by email. Notices to Masterworks shall be delivered to jgoldstein@ masterworks.io, with a copy to Nglenday@masterworks.io and or such other address(es) as Masterworks directs. Notices to Arete shall be delivered to Arete Wealth, 1115 W. Fulton Market Street, 3rd Floor, Chicago, IL 60607, Attn: Bob Chung, with a copy to Linda Gerstman and or such other address(es) as Arete directs.

20.	Mutual Indemnification. Each party agrees to indemnify and hold harmless the other party and each of its members, officers, employees and agents, and any other person, who or which controls such party within the meaning of Section 15 of the Securities Act against any loss, liability, claim, damages, or expense (each, a “Loss”) arising out of or based upon:

(a)	the performance or failure to perform its duties under this Agreement.

(b)	material breach of representation or warranty by such party under this Agreement; or

(c)	a violation of law by such party.

Notwithstanding the forgoing, Masterworks will fully and unconditionally indemnify and hold harmless Arete and each of its members, officers, employees and agents and any other person, who or which controls Arete within the meaning of Section 15 of the Securities Act against any Loss arising from any regulatory review, inquiry, investigation or similar proceeding by any foreign (i.e. non-U.S.) government, agency, or regulatory authority, relating to the transactions and or arrangements contemplated hereby.

21.	Dispute Resolution. This Section of the Agreement is a pre-dispute arbitration clause. By signing this Agreement, the parties understand and agree as follows:

(a)	The parties agree to give up the right to sue each other in court, including the right to a trial by jury, except as provided by the Commercial Arbitration Rules of the American Arbitration Association (“AAA”).

(b)	Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

(c)	The ability of the Parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court Proceedings.

(d)	The arbitrators do not have to explain the reason(s) for their award.

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(e)	The panel of arbitrators would typically include a minority of arbitrators, who were or are affiliated with the securities industry.

(f)	The rules of the arbitration forum may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(g)	The Commercial Arbitration Rules of the AAA, and any amendments thereto, are deemed to be incorporated into this Agreement.

The Parties agree that any controversies, which may arise, whether or not based on events occurring prior to the date of this Agreement, including any controversy or claim arising out of or relating to any business between the parties, to the construction, performance or breach of this Agreement or any other agreement between the parties, will be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the AAA. Neither Party waives any right to seek equitable relief pending arbitration. The arbitration hearings will be held in New York, New York. Each Party to this Agreement irrevocably consents to the service of process in the manner provided for notices in this Agreement. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by law. In the event of any controversy, claim or dispute between the parties arising out of or relating to this Agreement, the prevailing party shall, in addition to any other relief or reward, be entitled to recover its reasonable attorneys’ fees and all of the costs incurred in connection therewith. The decision of the arbitrator will be final and binding, and judgment may be entered in any court of competent jurisdiction.

22.	Governing Law. This Agreement is made in the State of New York and shall be construed, and the rights of the parties determined, in accordance with the laws of the State of New York without giving effect to the choice of law or conflict-of-laws provisions thereof.

23.	Amendment. This Agreement may only be amended by mutual agreement by an instrument in writing signed by each of the parties hereto and referring specifically to the provision(s) so amended.

24.	Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

25.	Counterparts. This Agreement may be executed and delivered (including by email) by the parties hereto in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

26.	Entire Agreement; Assignment; Third Party Beneficiaries. Except as specifically contemplated hereby and or in any placement agency agreement relating to a specific offering, this Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall not be assigned by any party without the prior written consent of the other party hereto. No third party is intended to, or will be deemed to be, a beneficiary of any provision of this Agreement.

27.	Other. Masterworks agrees to:

(a)	Pay all expenses to license Advisory Representatives in all 50 states.

(b)	Deliver no international investors to Advisory Representatives during the term of this agreement, unless otherwise agreed by the parties.

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Arete, Inc.
Arete Wealth Advisors, LLC

By:
Joshua D. Rogers	Date
Chief	Executive Officer

Masterworks Investor Services, LLC

By:
Scott Lynn	Date
Chief Executive Officer

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APPENDIX I

Master Compensation Schedule

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